February 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trio-Tech International Registration Statement on Form S-3 File No. 333-261485

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Trio-Tech International, a California corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on Tuesday,  February 29, 2022, or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Ms. Jessica R. Sudweeks at (619) 272-7063, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours,

/s/ Victor H.M. Ting

Victor H.M. Ting

Chief Financial Officer

Trio-Tech International

cc:          Jessica Sudweeks

Partner

Disclosure Law Group, a Professional Corporation